EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months Ended
	September 30,
	2005	2004
Income before income taxes, cumulative effect of changes in accounting principles, losses in equity investments and minority interests	$868	$939

Fixed charges deducted from income:
Interest expense	369	344
Implicit interest in rents	38	38

	407	382

Earnings available for fixed charges	$1,275	$1,321

Interest expense	$369	$344
Capitalized interest	4	16
Implicit interest in rents	38	38

Total fixed charges	$411	$398

Ratio of earnings to fixed charges	3.1x	3.3x